Exhibit 99.2

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

Public Company

SUMMARY OF THE MINUTES OF THE 7th ORDINARY MEETING OF THE
BOARD OF DIRECTORS HELD IN 2008

DATE, PLACE AND TIME: August 21, 2008, at 10.00 at Rua Erno Dahmer, 687 A, Teutônia, RS, continuing at Av. das Indústrias, 720, Porto Alegre, RS, from 17.00. QUORUM: All Members. PRESIDING OFFICIALS: Nildemar Secches, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED: 1) Limits on Financial Operations: The Board decided, as stated in paragraph 5) of Article 19 of the Company By-Laws, to establish the maximum limits of 2.5% (two and one half percent) of Shareholders´ Equity, in each operation, and 20% (twenty percent) for the total commitment, for contracts, on behalf of the Executive Management, of loans and financings and for the provision of real or personal guarantees, regardless of the specific authorization for such, excluding from this limit the operations linked to the anticipation of revenues arising from foreign trade operations whether they be advances on export contracts (ACC), export prepayments (PPE), offshore loans and export credit notes (NCE). The Board also decided, as stated in paragraph 6) of article 19 of the By-Laws, to authorize the Executive Management to contract hedging operations to protect assets and liabilities within the following conditions and specifications: (i) Objective of the hedge: protection of assets and liabilities registered in the balance sheet as well as the company´s cash flow which is exposed to market risks. (ii) Risk factors: exchange rate  (dollar, euro and pound), interest rates (CDI, futures, long-term (TJLP) and Libor) and agricultural commodities (corn, soybeans, soy brand and fat cattle). (iii) Instruments authorized: Swaps involving financial positions, options, futures and over the counter or organized time operations. (iv) Limits: a. Individual contraction: maximum of 2.5% (two and a half percent) of the Company´s Shareholders´ Equity in each hedge operation, with operations of more than 1.5% (one and a half percent) requiring the approval of the Finance Director and Chief Executive Officer; b. Exchange rate: hedging the accountable exchange rate exposure (assets minus liabilities denominated in foreign currency) to the limit of USD 800 million; c. Agribusiness commodities: hedge instruments to protect the cash flow to the maximum amount of R$ 300 million; hedge operations involving interest rates swaps aimed at optimizing the cost of the debt are excluded from these limits. 2) Creation of Branches: The Board authorized the creation of the following branches of the Company: a) Based at Avenida Visconde Ribeiro de Magalhães, s/nº, km 21, Bairro Pedras Brancas, Zip Code 96418-050, Bagé, RS, for “Milk Preparation”. b) Based at Rodovia BR-472, km 143, Localidade de Nossa Senhora do Carmo, Zip Code 98910-000, Três de Maio, RS, for the “Manufacture of Dairy products”. 3) Alteration in the Address of Branch: The Board authorized the alteration of the address of the Company branch: corporate tax registration number (CNPJ) 01.838.723-0017/94, located at Localidade Capitão, s/nº, Zip Code 95935-000, Arroio do Meio, RS, to Alto Palmas, s/nº, Zip Code 95935-000, Capitão, RS, due to the emancipation of the municipality of Capitão, previously part of Arroio do Meio. 4) Others internal matters related to the Company. CONCLUSION: The present minutes were drafted, read and approved and signed by those present. Nildemar Secches, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify that this is an extract from the original minutes registered in Book Nº 2 of the Minutes of Ordinary and Extraordinary Meetings of the Board of Directors of the Company page 52 and 53).

NEY ANTONIO FLORES SCHWARTZ

Secretary